June 3, 2011

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VIA EDGAR
Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	CNA Surety Corporation
Schedule 14D-9
Filed May 11, 2011
File No. 5-51709
Schedules 14D-9/A filed May 16, 17 & 27, 2011
File No. 5-51709

Schedule 13e-3 filed by CNA Surety Corporation, Surety Acquisition Corporation, Continental Casualty Company, The Continental Corporation, and Loews Corporation
File No. 5-51709
Dear Ms. Duru:
     On behalf of CNA Surety Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 4 (the “Amendment”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”). Additionally, we refer you to Amendment No. 1 to the Transaction Statement on Schedule 13E-3, which is transmitted by CNA Financial Corporation, a Delaware corporation (“Parent”) and Surety Acquisition Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of the Parent (the “Purchaser”) on the date hereof.

     This letter also responds to the June 1, 2011 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Schedule 14D-9. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page numbers of the Schedule 14D-9 next to the comment. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Schedule 14D-9.
1. Please amend the Schedule 13e-3 each time an amendment to Schedule 14D-9 is made.
Response: In response to the Staff’s comment, the Company, together with Parent, the Purchaser, Continental Casualty Company, The Continental Company and Loews Corporation, has amended Schedule 13E-3 to reflect the amendments to Schedule 14D-9, which is transmitted via EDGAR. The Company acknowledges the Staff’s request that an amendment to the Schedule 13E-3 be filed each time updated information is included in an amended Schedule 14D-9 and confirms that further amendments to the Schedule 13E-3 will be filed in the event that updated information is subsequently included in an amended Schedule 14D-9.
2. Unless the subject of a confidential treatment request, all correspondence should be filed as such on EDGAR. Please file the correspondence submitted supplementally in response to comment 3 of our letter dated May 20, 2011.
Response: In response to the Staff’s comment, the Company has filed our May 25, 2011 supplemental correspondence with the Staff as correspondence on EDGAR.
3. Further to our comment above. We have reviewed the board resolutions submitted supplementally. We also note the revisions to Schedule 14D-9 in which you disclose that the board of directors granted to the Special Committee the specific authority to make the disclosures and filings required by Schedule 13e-3. It is unclear, however, whether the resolutions you furnished granted the Special Committee the specific authority to make a fairness determination on behalf of the Company for purposes of complying with Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A. Please supply on a supplemental basis any additional consent or other resolution of the board of directors that specifically and expressly authorizes the Special Committee to provide the Schedule 13E-3 disclosure on behalf of the Company. Alternatively, please provide the fairness determination from the Company, as expressed by the Board.
Response: We respectfully refer the Staff to the resolutions adopted by the Company’s Board of Directors on October 31, 2010 (the “Resolutions”), which were provided to the Staff supplementally on May 25, 2011. Pursuant to the Resolutions, the Company’s board of directors (the “Board”) delegated to the Special Committee:
“the power and authority of [the] Board to the fullest extent permitted by applicable law with respect to the consideration . . . on behalf of the Corporation of the terms and conditions of [any] transaction involving the Corporation arising out of the [p]roposal . . . such power and authority on behalf of the Corporation to include, without limitation (1) the exclusive authority on behalf of the Corporation to take any and all actions with respect to any consideration, deliberation, examination, investigation, analysis, assessment, evaluation, negotiation, rejection, endorsement and recommendation on behalf of the Corporation of the terms and conditions of any proposed [t]ransaction; . . . (5) the exclusive authority to determine initially on behalf of the Board and the Corporation whether a proposed [t]ransaction is advisable, fair to, and in the best interests of, the Corporation and its public stockholders; [and] (7) the authority and power to take any and all actions as they deem necessary or appropriate in order to carry out the purposes of these resolutions[.]” (emphasis added)
This firm advised the Special Committee in connection with our review of its formation documents that the above-cited Resolutions and the broad grant of authority effected pursuant clause (7) above constituted both a customary and sufficient grant of power and authority for special committees in their circumstances, which included the authority to make all determinations and filings required of the Company on Schedule 13E-3 pursuant to Rule 13e-3 and corresponding Item 1014(a) of Regulation M-A. Accordingly, we respectfully advise the Staff that no additional consent or resolution is required of the Board in connection with the determinations and filings made pursuant thereto.
4. We reissue prior comment 3. If the Special Committee, on behalf of the Company, has based its fairness determination on the analyses of factors undertaken by Goldman Sachs, the Special Committee, on behalf of the Company, must expressly adopt these analyses and discussions as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose whether the Special Committee expressly adopts the financial advisor’s discussions and analyses of the factors summarized in the Schedule 14D-9, as amended. To the extent Goldman Sach’s discussions and analyses do not address certain factors, the Special Committee, on behalf of the Company, must discuss each of the factors in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factors were not deemed material or relevant.
Response: The Company has supplemented the disclosure to provide for the Company’s adoption of the Goldman Sachs analyses and to explain why certain factors in Instruction 2 to Item 1014 of Regulation M-A were not deemed material or relevant. Please see items 1, 2 and 3 of the Amendment.
     Additionally, we supplementally advise the Staff that the Special Committee described its consideration of the other factors set forth in Instruction 2 to Item 1014 of Regulation M-A as reflected in Item 4 of the Schedule 14D-9 under the heading “Reasons for the Special Committee’s Recommendation — Supportive Factors”. More specifically, we refer the Staff to such section of the Schedule 14D-9 for a description of the Special Committee’s consideration of (i) current market prices, which is reflected under the sub-heading “ — Offer Price”; (ii) historical market prices, which is reflected under the sub-heading “ — Offer Price”; (iii) going concern value, as to which a variety of information was considered by the Special Committee and which is reflected in a number of sub-headings, including “ — Offer Price”, “ — Financial and Business Information”, “ — Management Forecasts”, and “ — Independent Actuarial Analysis”; and (iv) any report, opinion or appraisal described in Item 1015 of Regulation M-A, which is reflected under the sub-headings “ — Offer Price” and “ — Independent Actuarial Analysis”.
     Attached hereto as Exhibit A is the written acknowledgement request by the Staff.
     If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-7666 or by fax at (312) 993-9767.

Very truly yours,
/s/ Mark D. Gerstein
Mark D. Gerstein
of LATHAM & WATKINS LLP

cc:	Rosemary Quinn, CNA Surety Corporation Gary I. Horowitz, Simpson Thacher & Bartlett LLP Timothy P. FitzSimons, Latham & Watkins LLP

EXHIBIT A
ACKNOWLEDGEMENT
     The undersigned acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CNA SURETY CORPORATION
By:	/s/ Rosemary Quinn
	Name:	Rosemary Quinn
	Title:	Senior Vice President, General Counsel and Secretary